Mail Stop 7010

November 1, 2005

Via U.S. mail and facsimile

Dean L. Cash, President and Chief Executive Officer
ATEL Capital Equipment Fund VIII, LLC
600 California Street, 6th Floor
San Francisco, CA  94108

	RE:	Form 10-K for the fiscal year ended December 31, 2004
Forms 10-Q for the fiscal quarters ended March 31, 2005 and June
30,
2005
		File No. 0-33103


Dear Mr. Cash:

		We have reviewed these filings and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended December 31, 2004

Notes to Financial Statements

6. Related party transactions, page 27
1. You disclosed that during the fiscal quarter ended March 31,
2003
you recorded an additional $742,000 in interest expense related to the acquisition of an asset that was acquired on your behalf by an affiliated company for which you were under billed. You also disclosed that this was not material to the period in which it should have been recorded, or to the year ended December 31, 2003. However, the correction of this error appears to have decreased your net loss during the fiscal quarter ended March 31, 2003 by 22.0% and decreased your net loss during the fiscal year ended December 31, 2003 by 10.0%. It also appears to have decreased your net loss per limited liability company unit by approximately 30.0% for the fiscal quarter ended March 31, 2003 and 21.0% for the fiscal year ended December 31,
2003. Based on this, please tell us how you determined the correction of this error did not have a material effect on the financial statements for the periods mentioned above, as disclosed in your Form 10-K for the fiscal year ended December 31, 2004.
Please
address in your response how you considered the guidance in SAB 99 in determining that the correction of this error did not have a material effect on your financial statements. Please also tell us what consideration you gave to the guidance in paragraphs 36 and 37 of APB
20. In addition, please tell us which fiscal quarter the correction of this error should have been recorded in.

*    *    *    *

      As appropriate, please amend your filing and respond to this comment within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3769.


							Sincerely,



							Rufus Decker
							Accounting Branch Chief



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Dean L. Cash
ATEL Capital Equipment Fund VIII, LLC
November 1, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE